July 10, 2024

Anthony Casalena
Chief Executive Officer
Squarespace, Inc.
225 Varick Street, 12th Floor
New York, NY 10014

        Re: Squarespace, Inc.
            Schedule 13E-3 filed June 17, 2024
            File No. 005-93410
            Preliminary Proxy Statement on Schedule 14A filed June 17, 2024 File No. 001-40393
Dear Anthony Casalena:

       We have reviewed your filings and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in the preliminary proxy statement, unless otherwise indicated.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed June 17, 2024
General

1. We note the disclosure on page 53 of the Proxy Statement that "each Permira Filing
       Party...may be deemed to be an affiliate of Squarespace, and therefore required to express its belief as to the fairness of the proposed Merger to Squarespace's 'unaffiliated security holders.'" Please advise why the Permira Filing Parties are not affiliates of Squarespace engaged in the Rule 13e-3 transaction and should not be listed as signatories to the
       Schedule 13E-3 signature page and included as filing persons. We may have further comment.
2.     Refer to the following disclosures:

                The first full paragraph on page 49 that the summary of
Centerview   s financial
              analyses in connection with its written opinion    does not
purport to be a complete
 July 10, 2024
Page 2

           description....
             The second sentence on page 53 that the summaries of Centerview
s preliminary
           illustrative presentations    do not purport to be a complete
description....
             The bolded paragraph on page 59 that the summary of Goldman Sachs financial
           analyses    does not purport to be a complete description....
             The first and second paragraph on page 90 that the summary of the Merger
           Agreement    does not purport to be complete....

       Please revise to remove the implication that these summaries are not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material analyses or terms. You can direct investors to read exhibits or annexes for a more complete discussion.
3. We note the Interim Investors Agreement mentioned on page 80 and 111 and attached as
       Exhibit 16(d)(v) to the Transaction Statement. Please revise your disclosure to describe the material provisions of the Interim Investors Agreement. See Item 5 of Schedule 13E-3
       and Item 1005(e) of Regulation M-A.
4. Please explain the meaning of each defined term used in the Proxy Statement in the
       'Certain Defined Terms' section or the first time that the defined term is used. For example, the defined term 'Equity Financing Sources,' which first appears on page 84, is not explained.
5. The proxy card included with a preliminary proxy statement should be clearly identified as a preliminary version. See Exchange Act Rule 14a-6(e)(1). Please revise.
Background of the Merger, page 25

6.     On page 37, we note that    the advisors to the Special Committee and
Squarespace
       engaged in numerous discussions and negotiations with Permira and its advisors to negotiate and finalize the terms of the Merger Agreement and the other transaction
       documents.    Please revise your disclosure to summarize these
discussions and
       negotiations and how the terms of the Merger Agreement and the other transaction documents were finalized.
Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board, page 39

7. We note the disclosure on page 47 that "[o]ther than as described in this proxy statement, the Squarespace Board is not aware of any firm offer by any other person during the prior two years for (1) a merger or consolidation of Squarespace with another company; (2) the sale or transfer of all or substantially all of Squarespace's assets; or
(3) a purchase of
       Squarespace's securities that would enable such person to exercise control of
       Squarespace." Please revise to directly state whether any such firm offer was received during the past two years. If so, please describe how the Squarespace Board considered this factor in making its fairness determination. See Item 8 of Schedule 13E-3, Item
       1014(b) of Regulation M-A, and Instruction 2(viii) to Item 1014 of Regulation M-A.
 July 10, 2024
Page 3
Opinion of the Financial Advisor to the Special Committee, page 47

8.     In the last bullet point on page 48, you refer to    certain internal
information relating to the
       business, operations, earnings, cash flow, assets, liabilities and prospects of
       Squarespace...,    including the Forecasts. It is unclear from this
disclosure whether such
       information provided to Centerview by Squarespace includes non-public information beyond the Forecasts, which should be summarized in the Proxy Statement. Please revise or advise.
9. We note your disclosure on page 51 that the implied equity value of Squarespace per
       share of Common Stock in Centerview   s discounted cash flow analysis
was calculated
       using terminal multiples ranging from 15.0x to 18.0x and    fully
diluted outstanding shares
       of Common Stock as of May 9, 2024, calculated on a treasury stock basis based on the
       Internal Data.    Please disclose the basis for the range of terminal
multiples selected and
       the amount of fully diluted outstanding shares of Common Stock used in this calculation.
Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger, page 53

10. The factors listed in Instruction 2 to Item 1014 of Regulation M-A, paragraphs (c), (d) and
       (e) of Item 1014, and Item 1015 of Regulation M-A are generally relevant to each filing
       person   s fairness determination and should be discussed in reasonable detail. See
       Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).
       Please revise this section to include the factors described in clause
(vi) of Instruction 2
       to Item 1014 and paragraphs (c) and (e) of Item 1014 or explain why such factors were not deemed material or relevant to the fairness determination of the Permira Filing
       Parties and Parent Entities.
Materials Provided to Permira by Goldman Sachs, page 57

11. We note your summary of the GS Discussion Materials at the bottom of page 59. Please revise this summary to include the procedures followed, the findings and recommendations, the bases for and methods of arriving at such findings
and
       recommendations, any instructions that Goldman Sachs received from Permira, and any limitation imposed by Permira on the scope of the investigation. See
Item 9 of Schedule
       13E-3 and Item 1015(b)(6) of Regulation M-A. Please also revise this section to describe any compensation received in the past two years, or to be received, by Goldman Sachs and its affiliates as a result of any material relationship with Squarespace or its affiliates, including Permira. See Item 1015(b)(4) of Regulation M-A and Going
Private
       Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure
       Interpretation 217.01. Finally, please advise why this section has not been incorporated by reference under Item 9 of the Transaction Statement.
Position of the Rollover Filing Parties as to the Fairness of the Merger, page
60

12. See comment 10 above. Please revise this section to include the factors described in clause (vi) of Instruction 2 to Item 1014 of Regulation M-A and paragraph (e) of Item
       1014 or explain why such factors were not deemed material or relevant to the fairness determination of the Rollover Filing Parties.
 July 10, 2024
Page 4
Certain Effects of the Merger, page 62

13. We note that the table on page 64 reflects no beneficial ownership of Squarespace and no
       interest in Squarespace   s net book value and net income for the
Rollover Filing Parties
       after the Merger because their actual post-closing interests will be based on their ownership of Squarespace Common Stock as of the Effective Time. Please revise this table to provide the beneficial ownership of Squarespace and interest in
Squarespace   s net
       book value and net income for each of the Rollover Filing Parties after the Merger, disclosing any necessary, underlying assumptions. See Instruction 3 to
Item 1013 of
       Regulation M-A. For example, the disclosure in the first bullet on page 9 states that each of Casalena, the General Atlantic Rollover Stockholder and the Accel Rollover
       Stockholders will own approximately 33.4%, 8.5% and 0.5%, respectively, of the direct or indirect parent company of Parent (without factoring in the Accel Equity Commitment with respect to the Accel Rollover Stockholders) after the Merger. Financing of the Merger, page 78

14. We note your description of the Debt Financing on page 80. Please expand upon this disclosure to include a summary of the Debt Commitment Letter, including any material conditions, the collateral, and the stated and effective interest rates. See Item 10 of
       Schedule 13E-3 and Item 1007(b) and Item 1007(d)(1) of Regulation M-A. Selected Historical Consolidated Financial Data, page 115

15. In circumstances where the registrant elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our Manual of Publicly
       Available Telephone Interpretations    that is available on the
Commission   s website at
       http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise your disclosure to include a summary of the comprehensive income (loss) for the three months ended March 31, 2024 as reported in
Squarespace   s
       quarterly report on Form 10-Q filed on May 7, 2024. See Item 1010(a)(2) of Regulation
       M-A.
Security Ownership of Certain Beneficial Owners and Management, page 116

16. We note in footnote (1) on page 117 that each managing member or director of certain
       entities affiliated with Accel    disclaims beneficial ownership except
to the extent of their
       pecuniary interest therein.    Similar disclosure appears in footnote
(2). Please note that
       beneficial ownership is not determined based on pecuniary interest. See Rule 13d-3(a).
       Please revise.
Important Information Regarding the Purchaser Filing Parties, page 123

17. Please revise your disclosure in this section to include the information required by Item 3 of Schedule 13E-3 and Item 1003(c) of Regulation M-A for each executive officer and director of Parent and Merger Sub and any other natural persons specified in General
       Instruction C to Schedule 13E-3. Please also revise your disclosure to include the material occupations, positions, offices or employment during the past five years for each such
 July 10, 2024
Page 5

       natural person. See Item 1003(c)(2) of Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Perry Hindin at 202-
551-3444.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions